

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2012

Via E-mail
Keith Macdonald
Chief Executive Officer
EFL Overseas, Inc.
333 N. Sam Houston Parkway East
Suite 600
Houston, TX 77060

> **Re: EFL Overseas, Inc.**
> **Amendment No. 2 to Preliminary Information Statement**
> **on Schedule 14A**
> **Filed December 7, 2012**
> **File No. 000-54328**

Dear Mr. Macdonald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal to Amend the Company's Articles of Incorporation…, page 5

1. We note your response to comment 3 of our letter dated November 8, 2012. However, we require additional information regarding your analysis of the acquisition of Nahanni's entire right and interest in the Kotaneelee Gas Project under Note A of Schedule 14A. We note that Item 11(e) of Schedule 14A requires you to furnish the information required by Item 13(a) of that schedule in connection with an authorization of securities. Pursuant to Item 13(a), you are required to provide certain audited financial statements, including with respect to transactions. We note, in addition, your response to comment 4 of our letter dated August 22, 2012, that you believe that "the acquisition of the oil and gas properties from Nahanni will meet the significant subsidiary test and the appropriate financial statements will be filed in due course." In light of your belief that the Nahanni acquisition meets the significant subsidiary test and the requirements of Item 11(e) of Schedule 14A, please provide us with

your analysis as to whether financial statements required by Item 13(a) of Schedule 14A are required to be included in your proxy for the Nahanni transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, at (202) 551-3268, Celeste M. Murphy, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director